OKYO Pharma LTD.

Martello Court

Admiral Park

St. Peter Port

Guernsey GY1 3HB

VIA EDGAR

February 6, 2026

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-3
Filed February 2, 2026
SEC File No. 333-293145

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OKYO Pharma Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement may become effective no earlier than 9:00 a.m., Eastern Time, on February 10, 2026, or as soon as practicable thereafter.

The Registrant requests that notification of such effectiveness be made by telephone call to Anna Tomczyk of Dechert LLP, legal counsel to the Registrant, at 212-641-5626.

Very truly yours,

OKYO PHARMA LTD.

By:	/s/ Keeren Shah
Name:	Keeren Shah
Title:	Chief Financial Officer